June 15, 2017

VIA EDGAR

John Dana Brown

Attorney-Advisor

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	John Dana Brown

Attorney-Advisor

Office of Transportation and Leisure

Re:	Constellation Alpha Capital Corp.

Registration Statement on Form S-1

Filed May 18, 2017, as amended

File No. 333-218093

Dear Mr. Brown:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Constellation Alpha Capital Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on June 19, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 568 copies of the Preliminary Prospectus dated June 14, 2017 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

Cowen and Company, LLC,
as Representative of the Several Underwriters

By:	/s/ Christopher Weekes
Name: Christopher Weekes
Title: Managing Director

[Signature Page to Underwriter Acceleration Request Letter]